UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-214278

A. Schulman, Inc.

ADDITIONAL GUARANTOR REGISTRANTS (collectively, the “Guarantors”)

Bulk Molding Compounds, Inc.

Citadel Intermediate Holdings, LLC

Citadel Plastics Holdings, Inc.

HGGC Citadel Plastics Holdings, Inc.

HGGC Citadel Plastics Intermediate Holdings, Inc.

HPC Holdings, LLC

LPI Holding Company

Lucent Polymers Inc.

Premix, Inc.

Premix Holding Company

The Matrixx Group, Incorporated

(Exact name of registrant as specified in its charter)

1221 McKinney St.

Suite 300

Houston, Texas, 77010

(713) 309-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Senior Notes due 2023

Guarantees of 6.875% Senior Notes due 2023 by the Guarantors

(Title of class of securities)

808194 AB0

(CUSIP Number of class of securities)

Common Stock, $1.00 par value

(Title of class of securities)

808194104

(CUSIP Number of class of securities)

6.00% Cumulative Perpetual Convertible Special Stock

(Title of class of securities)

808194302
(CUSIP Number of class of securities)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the original certification or notice date:

- None for the 6.875% Senior Notes due 2023 (and related Guarantee)

- 1 for the Common Stock; and

- 36 for the 6.00% Cumulative Perpetual Convertible Special Stock.

Explanatory Note

On August 21, 2018, A. Schulman, Inc. (the “Company”) became a wholly owned subsidiary of LyondellBasell Industries N.V., a naamloze vennootschap (a public limited liability company) formed under the laws of The Netherlands (“LYB”).  This was effected through a merger (the “Merger”) pursuant to the previously announced Agreement and Plan of Merger, dated as of February 15, 2018, by and among the Company, LYB and a wholly owned subsidiary of LYB.

The Company filed a Current Report on Form 8-K (the “Closing 8-K”) on August 21, 2018 reporting on the closing of the Merger.  In the Closing 8-K, the Company also reported that it had notified Nasdaq of its intent to remove the Company’s common stock, par value $1.00 per share (the “Common Stock”), from listing on Nasdaq and requested that Nasdaq file a Notification of Removal from Listing and/or Registration on Form 25 with the Securities and Exchange Commission (the “SEC”) to delist and deregister shares of the Common Stock.  The Form 25 was filed with the SEC on August 21, 2018 and trading of the Common Stock on Nasdaq was halted prior to the opening of trading on that day.  The Company also reported that it intended to file a Form 15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of terminating the registration of the Common Stock under Section 12(g) of the Exchange Act and suspending the Company’s reporting obligations under Section 13 and Section 15(d) of the Exchange Act.  In addition to the Common Stock, the Company had outstanding 6.875% Senior Notes due 2023 (the “Senior Notes”) and 6.00% Cumulative Perpetual Convertible Special Stock (the “Convertible Special Stock”), neither of which was registered under Section 12 of the Exchange Act.

The Company filed the Form 15 referenced in the Closing 8-K on September 20, 2018.  The Form 15 incorrectly listed only the Senior Notes and the guarantees thereof, omitting references to the Common Stock and the Convertible Special Stock and the check mark in the boxes for Rule 12g-4(a)(1) and Rule 15d-6.  This Amendment No. 1 on Form 15/A is being filed with respect to the Company to correct these omissions.

Pursuant to the requirements of the Securities Exchange Act of 1934, A. Schulman, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

A. Schulman, Inc.

Date:	January 17, 2020	By:	/s/ Scott E. Beech

Name: Scott E. Beech
Title: Secretary

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